March 13, 2006

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Shenandoah Telecommunications Company
Item 4.02(a) of Form 8-K
Filed on February 28, 2006
File No. 0-9881

Ladies and Gentlemen:

As the General Counsel of Shenandoah Telecommunications Company (the “Company”), I am writing on behalf of the Company in response to the Staff’s comment letter dated March 6, 2006 with respect to the above-referenced filing (the “Form 8-K Report”). The Company has responded to each of the Staff’s comments, which are reproduced in italized script below.

As background to the Company’s response, I note that, in the Form 8-K Report, the Company disclosed that it would restate its financial statements for the years ended December 31, 2004 and 2003, including the beginning retained earnings for the year ended December 31, 2003, all quarters of the year ended December 31, 2004 and the first three quarters of the year ended December 31, 2005 to correct errors relating to the Company’s accounting for operating leases, and that such previously filed financial statements should no longer be relied upon. The Company further disclosed that, although it believes that the impact of the error is not material to any individual period in previously issued financial statements, it determined that the cumulative adjustment required to correct this error was too large to record in the year ended December 31, 2005. The Company estimated that the cumulative net pretax earnings impact of the proposed restatements will be approximately $2.1 million and would substantially relate to periods prior to the year ended December 31, 2005.

The Staff is advised that the Company’s management has concluded that the accounting error disclosed in the Form 8-K Report and the Company’s failure to correct the error constituted a material weakness in the Company’s internal control over financial reporting.

The Company’s responses to the Staff’s comments are as follows:

1. Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the fiscal

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years ended December 31, 2004, and 2003 and all quarters in 2004 and the first three quarters of the year ended December 31, 2005.

The Company advises the Staff that the Company’s certifying officers have considered the effect of the foregoing accounting error on the adequacy of the Company’s disclosure controls and procedures as of the end of each of the financial periods to be restated. In the reports the Company filed with the Commission for each of such financial periods, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the financial period covered by each such report, the Company’s disclosure controls and procedures were effective as of the end of each such financial period. However, in connection with the aforementioned restatement of its financial statements, the Company’s management, with the participation of its Chief Executive Officer and its Chief Financial Officer, conducted another evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based upon this evaluation, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer concluded that, as a result of the material weakness in the Company’s internal control over financial reporting with respect to its accounting for operating leases, the Company’s disclosure controls and procedures were not effective as of December 31, 2003, as of the end of each quarter of the year ended December 31, 2004 (including December 31, 2004), or as of the end of each of the first three quarters of the year ended December 31, 2005.

The Company intends to furnish disclosure substantially similar to the foregoing effect in its Annual Report on Form 10-K for its fiscal year ended December 31, 2005 (the “2005 Form 10-K”), which is discussed below in response to the Staff’s second comment.

2. We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

The Company proposes to file restated financial statements for all of the restated financial periods in its 2005 Form 10-K. Because the Company qualifies as an “accelerated filer” under the Commission’s rules, the Company is required to file the 2005 Form 10-K with the Commission on or before March 16, 2006.

The 2005 Form 10-K will include the following information in connection with the proposed statement:

•	Before Part I of the 2005 Form 10-K:
-	a summary of the accounting error and the related restatement, substantially to the effect set forth in the Form 8-K Report;

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-	Summary financial data as of December 31, 2003 and 2004 and for the years ended December 31, 2003 and 2004, as restated to reflect adjustments required by correction of the accounting error; and
-

summary financial statement data for each of the quarters of the year ended December 31, 2004 and for each of the first three quarters of the year ended December 31, 2005, and as of the end of each of the foregoing quarters, as restated to reflect adjustments required by correction of the accounting error.

•	In Item 6 (Selected Financial Data), the selected financial data as of December 31, 2004, 2003, 2002 and 2001 and for each of the years in the four-year period ended December 31, 2004, as restated.
•	In Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations):
-	a summary of the accounting error and the related restatement, substantially to the effect set forth in the Form 8-K Report; and
-

revised financial statement information required by the restatement in management’s discussion and analysis of year-to-year operating results and of liquidity, financial condition and capital resources.

•

Item 8 (Financial Statements and Supplementary Data), restated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2003 and 2004, including an explanatory note and appropriate revisions to other notes to the restated financial statements, including the note on interim financial information.

•	In Item 9A (Controls and Procedures):
-	a summary of the accounting error and the related restatement, substantially to the effect set forth in the Form 8-K Report;
-	disclosure of the material weakness in the Company’s internal control over financial reporting as of December 31, 2005;
-	disclosure of actions taken by the Company to remediate the material weakness; and
-	disclosure of the ineffectiveness of the Company’s disclosure controls and procedures, to the effect set forth above in the Company’s response to the Staff’s first comment.

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The Company also notes that, as indicated above, management’s report on the Company’s internal control over financial reporting as of December 31, 2005 will state that internal control over financial reporting as of December 31, 2005 was not effective.

3. Please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As requested by the Staff, the Company hereby confirms to the Staff as follows:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct any questions or comments with respect to the foregoing matters to the undersigned at telephone no. 540-984-5320 or at telecopy no. 540-984-8192.

Very truly yours,

/S/ Jonathan R. Spencer

Jonathan R. Spencer

General Counsel